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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              WorldPages.com, Inc.
                 (formerly Advanced Communications Group, Inc.)
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   981922 10 7
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                                 (CUSIP Number)

                                 Richard O'Neal
                      390 South Woods Mill Road, Suite 260
                               St. Louis, MO 63017
                                 (314) 205-1463
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 2000
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of

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     Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  / /

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 981922 10 7
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1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only).

                         Richard O'Neal

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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  / /

     (b)  / /

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)      PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization    United States

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Number of           7.   Sole Voting Power             4,839,168
Shares
Beneficially        ------------------------------------------------------------
Owned by
Each                8.   Shared Voting Power           0
Reporting
Person With         ------------------------------------------------------------

                    9.   Sole Dispositive Power        4,839,168

                    ------------------------------------------------------------

                    10.  Shared Dispositive Power      0

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person:    4,839,168

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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)       /XX/

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13.  Percent of Class Represented by Amount in Row (11)     10.8%

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14.  Type of Reporting Person (See Instructions):      IN

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                                  SCHEDULE 13D

Item 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of WorldPages.com, Inc., formerly known as Advanced Communications Group, Inc., a Delaware corporation ("WPZ"). The principal executive offices of WPZ are located at 390 South Woods Mill Road, Suite 260, St. Louis, Missouri 63017.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  This Schedule 13D is filed by Richard O'Neal.

     (b) The business address of Richard O'Neal is 390 South Woods Mill Road, Suite 260, St. Louis, Missouri 63017.

     (c) Richard O'Neal is Chairman and Chief Executive Officer of WPZ. WPZ's address is 390 South Woods Mill Road, Suite 260, St. Louis, Missouri 63017.

     (d) and (e)
          During the past five years, Richard O'Neal has not been convicted in a criminal proceeding (excluding traffic violations) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Richard O'Neal is a United States citizen.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Richard O'Neal acquired his shares of Common Stock of WPZ as follows:

     (a) 391,630 shares as his share of the consideration for the acquisition of Great Western Directories, Inc. by WPZ, which acquisition was consummated in February 1998;

     (b) 727,272 shares as his share of the consideration for the acquisition of Big Stuff, Inc. ("Big Stuff") by WPZ and 936,516 shares as his share of the consideration for the acquisition of Web YP, Inc. ("Web YP") by WPZ, which acquisitions were consummated on February 23, 2000;

     (c) 881,364 shares in connection with the acquisitions of Big Stuff and Web YP, in exchange for cancellation of indebtedness in the aggregate principal amount of $4,847,500 owed to him by Big Stuff and Web YP;

     (d) 1,603,636 shares in redemption of 5% Subordinated Notes (the "Notes") in the principal amount of $8,400,000 plus accrued interest issued to him by WPZ, which redemption was made on February 23, 2000;

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     (e)  280,000 shares subject to warrants issued to Mr. O'Neal, which warrants have not been exercised; and

     (f) 18,750 shares subject to stock options that are immediately exercisable but have not yet been exercised.

     The acquisition price for the shares described in (b), (c) and (d) above was an agreed price of $5.50 per share.

     The source of the funds used by Mr. O'Neal to acquire WPZ Common Stock, to acquire his interests in Big Stuff and Web YP, and to make loans to Big Stuff and Web YP is personal funds. The Notes were issued by WPZ to Mr. O'Neal as partial consideration for the acquisition by WPZ of Mr. O'Neal's interest in Great Western Directories, Inc., in February 1998.

Item 4.   PURPOSE OF TRANSACTION.

     Richard O'Neal acquired his shares of WPZ Common Stock for investment. WPZ has filed a registration statement on Form S-1 (the "Registration Statement") for the resale, on a delayed or continuous basis, of up to 23,851,281 shares of WPZ Common Stock issued by WPZ in the acquisitions of Big Stuff, Web YP, YP Tel Corporation and the redemption of the Notes held by Mr. O'Neal and other persons, and related transactions. The shares covered by the Registration Statement include Mr. O'Neal's shares. Except for the disposition of such shares contemplated by the Registration Statement, Mr. O'Neal, in his capacity as a shareholder of WPZ, has no plans or proposals which would result in:

     (a) the acquisition by any person of additional securities of WPZ, or the disposition of any securities of WPZ;
     (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WPZ or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of WPZ or any of its subsidiaries;
     (d) any change in the present board of directors or management of WPZ, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) any other material change in the present capitalization or dividend policy of WPZ;
     (f)  any other material change in WPZ's business or corporate structure;
     (g) changes in WPZ's Certificate of Incorporation or By-Laws or other action which may impede the acquisition of WPZ by any person;
     (h) causing a class of securities of WPZ to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or
     (i) a class of equity securities of WPZ becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Richard O'Neal owns beneficially 4,839,168 shares of Common Stock.
He owns warrants to purchase 280,000 of these shares, and 18,750 shares are subject to stock options that are immediately exercisable. He has sole voting power and dispositive power with respect to such shares, warrants and options.

     (b) Richard O'Neal has previously transferred to three trusts for his children, the trustee of which is Don O'Neal, 9,300 shares of Common Stock of


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WPZ and warrants to purchase 189,020 shares of Common Stock of WPZ. The trusts are irrevocable. Richard O'Neal disclaims beneficial ownership of the shares and warrants held in trust for his children, and they are not included in the number of shares owned beneficially by Richard O'Neal as reported on this Form 13D.

     (c) The transactions described in paragraphs (b), (c) and (d) of Item 4, above, were effected during the past sixty days. See Item 4 for a description of such transactions.

     (d) None.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 2, 2000

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Date


/s/ Richard O'Neal
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Signature


Richard O'Neal

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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)